EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Falconbridge Limited (the “Company”)

181 Bay Street, Suite 200

BCE Place

Toronto, Ontario

M5J 2T3

2.	Date of Material Change

May 6, 2005.

3.	News Release

Atttached is a copy of a press release issued by the Company and Noranda Inc. (“Noranda”) on May 6, 2005 in Toronto, Ontario via CCNMatthews.

4.	Summary of Material Change

The Company and Noranda reported the results of Noranda’s offer (the “Offer”) dated March 24, 2005 to acquire all of the outstanding common shares of the Company (“Falconbridge Common Shares”) not already owned by Noranda or its affiliates on the basis of 1.77 common shares of Noranda for each Falconbridge Common Share. The Take-over Bid expired at 8:00 p.m. (Toronto time) on May 5, 2005.

On May 6, 2005, Noranda confirmed that it would take up the 58,476,589 Falconbridge Common Shares validly deposited under the Take-over Bid representing approximately 78% of the Falconbridge Common Shares held by minority shareholders. Later that day, Noranda took up such shares. As a result of the completion of the Take-over Bid, Noranda will own 164,235,689, or approximately 91%, of the outstanding Falconbridge Common Shares.

5.	Full Description of Material Change

Reference is made to the press release attached as Schedule “A” hereto.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.            Omitted Information

Not applicable.

8.	Executive Officer

Stephen K. Young

Corporate Secretary

Telephone: (416) 982-7069

9.	Date of Report

DATED May 6th, 2005 at Toronto, Ontario.

SCHEDULE “A” – PRESS RELEASE

Noranda Bid Receives 78% Support Form Falconbridge Shareholders

Noranda to Take Up Remaining Falconbridge Common Shares

MAY 6, 2005 - 07:00:20 ET

TORONTO, ONTARIO--(CCNMatthews - May 6, 2005) - Noranda Inc. ("Noranda") (TSX:NRD.LV)(NYSE:NRD) and Falconbridge Limited ("Falconbridge") (TSX:FL) today reported the results of the offer to acquire the common shares of Falconbridge not already owned by Noranda (the "Offer"), the second step of an all-encompassing plan to combine Noranda and Falconbridge and create one of North America's leading base-metals companies.

Noranda confirmed that 58,476,589 Falconbridge common shares were validly deposited under the Offer, representing 78% of the shares held by minority shareholders. Noranda confirmed that all conditions to the Offer have been met and that it will take up all shares validly deposited, increasing its ownership to 164,235,689, or approximately 91%, of the outstanding Falconbridge Common Shares.

	Number of Shares	% of Outstanding Falconbridge Common Shares
Noranda ownership before the Offer	105,759,100	58.5
NORANDA OWNERSHIP AFTER THE OFFER	164,235,689	90.8

“We are excited to have received shareholder approval to proceed with the merger,” said Derek Pannell, Chief Executive Officer of Noranda. “The merging of Noranda and Falconbridge creates a stronger platform upon which to sustain and grow our base-metal assets. With an attractive pipeline of projects, expanded operations and a simplified corporate structure, NorandaFalconbridge is now even better positioned to deliver value in this strong commodity market.”

Under the terms of the Offer dated March 24, 2005, Noranda offered to purchase all of the outstanding common shares of Falconbridge (“Falconbridge Common Shares”) not already owned by Noranda or its affiliates on the basis of 1.77 common shares of Noranda (“Noranda Common Shares”) for each Falconbridge Common Share. The Offer expired at 8:00 p.m. (Toronto time) on May 5, 2005.

Fractional Noranda Common Shares will not be issued in connection with the Offer. Instead of receiving a fractional Noranda Common Share, Falconbridge shareholders will receive a cash payment equal to such fraction multiplied by the closing price of the Noranda Common Shares on the Toronto Stock Exchange on May 6, 2005. Payment for fractional Noranda Common Shares issuable under the Offer will be made by Noranda to the depositary, as agent for the depositing shareholders, on or before May 11, 2005. The depositary will issue and mail share certificates and cheques, as applicable, as soon as practicable thereafter. Return of shares not purchased because of invalid deposit will be made as soon as practicable.

Noranda intends to proceed to acquire any remaining Common Shares not tendered to the Offer. Noranda expects this process to be completed by the end of August, 2005.

Upon final completion of Noranda's combination with Falconbridge, Brascan will own 74,423,504 common shares of NorandaFalconbridge, reducing its position to approximately 20%.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Noranda’s common shares are listed on The New York Stock Exchange (NRD) and the Toronto Stock Exchange (NRD.LV). Noranda’s website can be found at www.noranda.com.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is also one of the world's largest recyclers and processors of metal-bearing materials. Falconbridge’s common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge’s website can be found at www.falconbridge.com.

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Noranda or Falconbridge, as applicable, to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and 40-F filed with the Securities and Exchange Commission. Neither Noranda nor Falconbridge undertakes any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Noranda Inc.

Denis Couture, Vice-President, Investor Relations,

Communications and Public Affairs

(416) 982-7020

denis.couture@toronto.norfalc.com

or

Noranda Inc.

BCE Place, 181 Bay Street

Toronto, Ontario M5J 2T3

www.noranda.com

or

Noranda Inc.

Steven Douglas

Executive Vice-President and Chief Financial Officer

(416) 982-3554

steve.douglas@toronto.norfalc.com